Annual General Meeting Rotterdam 11 May 2010 Chairman’s Letter and Notice of AGM

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands To our Shareholders and Holders of depositary receipts 31 March 2010 Dear Madam, Sir, It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (the “AGM”). The meeting will be held on Tuesday 11 May 2010 at our usual venue, the Rotterdam Hall of the Beurs-World Trade Center, Beursplein 37 in Rotterdam. The AGM will start at 10.30am. At the AGM, Paul Polman, the Chief Executive Officer, will be giving a full report on the progress of the business in 2009, his first year in this role. We appointed Jean-Marc Huët as our Chief Financial Officer in February 2010 in succession to Jim Lawrence who stepped down as an Executive Director in December 2009. We are delighted to propose Jean-Marc Huët for election as an Executive Director at this year’s AGM. Jean-Marc’s experience in the corporate and financial world will be a great asset to the business. Jean-Marc’s biography is included on page 5 of this Notice. This year marks the retirement of Leon Brittan, Wim Dik and Narayana Murthy as Non-Executive Directors at the end of the AGM. During their time as members of the Board, Leon has served as Chairman of our Corporate Responsibility and Reputation Committee, Wim has served as a member of both the Audit Committee and the Corporate Responsibility Reputation Committee and Narayana has served as a member of the Corporate Responsibility and Reputation Committee. On behalf of the Board, I take this opportunity to thank them for their valued contributions. We are delighted to propose for election at this year’s AGM Sir Malcolm Rifkind as a Non-Executive Director. Sir Malcolm’s experience will further strengthen the expertise of the Board particularly in the areas of governance and reputation. His biography is included on page 5 of this Notice. Recently we set out an ambitious and inspiring vision for the Group. We will develop new ways of doing business with the aim of doubling the size of our Group while reducing our environmental impact. To achieve our ambition we need a performance culture that will take us to where we want to be. We would therefore like to propose at this year’s AGM, following a review by the Remuneration Committee of the share-based reward arrangements that apply to Executive Directors and other executives around the world, the introduction of the Management Co-Investment Plan (the “Plan”). The Plan will help in driving Unilever to become a high performing company, building on a set of deeply-held values based on respect, trust, integrity and doing the right thing for the long term. The Plan will replace the existing Share Matching Plan that expires in 2011. Further details of the Plan and a summary of the terms of the Plan, including the performance conditions on vesting, is set out in Appendix 1 on pages 8 to 10. Next to the introduction of the Management Co-Investment Plan, we are proposing to Shareholders to amend the performance conditions of the annual bonus for Executive Directors as well as the performance conditions of our long-term incentive plan. We are also pleased to put two resolutions to the AGM to restructure the share capital of the Company. The first resolution relates to the cancellation of the 4% cumulative preference shares. The second resolution relates to the authorisation to purchase 6% and 7% cumulative preference shares and depositary receipts thereof following a tender offer for these securities. The proposals show our strong commitment to adhering to the highest standards of good governance. The rest of the formal business at our AGM covering issues such as the authority to issue shares and repurchase of shares and the adoption of the Company’s Annual Accounts, will be generally familiar to you and full explanations of all proposed resolutions are set out in the explanatory notes to the Notice. The Board believes that all the proposals to be put to you at the AGM are in the best interests of the Company and Shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in the Company. We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.com Enclosed with this letter you will find the Notice of the AGM being convened, together with the Explanatory Notes. A voting instruction form has been sent to those of you who are registered in the Company’s Register of Shareholders or who participate in the Shareholders’ Communication Channel in the Netherlands. Shareholders will also have received applicable 2009 year-end documents or have been notified of their availability on our website at www.unilever.com/investorrelations If you would like to cast your votes electronically you will have to do so in any event no later than 5.00pm on Tuesday 4 May 2010. Please refer to the information provided on page 7 of this Notice. All your votes are important to us, so I would urge you to cast your vote. You have the right to attend the AGM and exercise your voting right if you are a holder of shares or depositary receipts on the Record Date, set on Tuesday 20 April 2010. I look forward to meeting as many of you as possible on 11 May 2010. Yours sincerely, Michael Treschow Unilever Chairman’s Letter and Notice of AGM 2010 3

Unilever N.V. Notice of the Annual General Meeting 2010 The Annual General Meeting of Shareholders (“AGM”) is to be held on Tuesday 11 May 2010 at 10.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam. Agenda Report and Accounts for the year ended 31 December 2009 1. Consideration of the Annual Report for the 2009 financial year submitted by the Board of Directors, including the Dutch Corporate Governance Code and the Directors’ Remuneration Report of the Remuneration Committee*. 2. Adoption of the Annual Accounts and appropriation of the profit for the 2009 financial year. (resolution) 3. Discharge of Executive Directors. (resolution) 4. Discharge of Non-Executive Directors. (resolution) Re-appointment of Executive Director To re-appoint as Executive Director: 5. Mr P G J M Polman (resolution)** Appointment of Executive Director To appoint as Executive Director: 6. Mr R J-M S Huët (resolution)** Re-appointment of Non-Executive Directors To re-appoint as Non-Executive Directors: 7. Professor L O Fresco (resolution)** 8. Ms A M Fudge (resolution)** 9. Mr C E Golden (resolution)** 10. Dr B E Grote (resolution)** 11. Ms H Nyasulu (resolution)** 12. Mr K J Storm (resolution)** 13. Mr M Treschow (resolution)** 14. Mr J van der Veer (resolution)** 15. Mr P Walsh (resolution)** Appointment of Non-Executive Director To appoint as Non-Executive Director: 16. The Rt Hon Sir Malcolm Rifkind MP (resolution)** Short- and long-term incentive arrangements 17. To approve the Management Co-Investment Plan. (resolution)** 18. To approve amendments to the performance conditions of the annual bonus. (resolution) 19. To approve amendments to the performance conditions of the long-term incentive arrangements. (resolution) Share capital restructuring 20. Capital reduction with respect to 4% cumulative preference shares against repayment and amendment of the Company’s Articles of Association. (resolution) 21. Authorisation of the Board of Directors to purchase 6% cumulative preference shares and 7% cumulative preference shares (and depositary receipts thereof) in the share capital of the Company. (resolution) Corporate matters 22. Authorisation of the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company. (resolution) 23. Capital reduction with respect to ordinary shares and depositary receipts thereof held by the Company in its own share capital. (resolution) 24. Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company. (resolution) 25. Appointment of Auditors charged with the auditing of the Annual Accounts for the 2010 financial year. (resolution) Miscellaneous 26. Questions and close of Meeting. * The Annual Accounts of Unilever N.V. for the 2009 financial year within the meaning of Article 361 of Book 2 of the Netherlands Civil Code comprise the Directors’ Remuneration Report set out in the Unilever Annual Report and Accounts 2009 on pages 67 to 73 and the financial statements set out on pages 79 to 128, pages 131, 132 and pages 134 to 137. The Unilever Annual Report and Accounts 2009 includes the information to be provided in accordance with Article 392, paragraph 1, of Book 2 of the Netherlands Civil Code. ** The resolution is subject to and becomes effective on the passing of a similar resolution at the Unilever PLC AGM on 12 May 2010 in London, United Kingdom or at any adjournment thereof. All documents for the AGM, including the Unilever Annual Report and Accounts 2009, the draft of the Management Co-Investment Plan and the draft Articles of Association, are available on www.unilever.com/investorrelations Copies may be obtained free of charge from the Company and through The Royal Bank of Scotland N.V. (“RBS”), telephone number +31 20 464 3707, e-mail corpora te.actions@rbs.com 4 Unilever Chairman’s Letter and Notice of AGM 2010

Explanatory notes to the Notice of the Annual General Meeting 2010 Agenda item 1 (i) Consideration of the Annual Report for the 2009 financial year submitted by the Board of Directors and the Directors’ Remuneration Report of the Remuneration Committee; (ii) Consideration of the way in which Unilever applies the Dutch Corporate Governance Code. Agenda item 2 – resolution Adoption of the Annual Accounts and appropriation of the profit for the 2009 financial year It is proposed that: (i) the Annual Accounts for the 2009 financial year drawn up by the Board of Directors be adopted; and (ii) the profit for the 2009 financial year be appropriated for addition to the balance sheet item ‘Profit retained’: #eu#1,287,000,000. The remaining profit for the 2009 financial year was distributed to Shareholders as follows: dividends on the preference shares: 6,671,704; and for dividends on the ordinary shares: 718,000,000. for The dividends as mentioned above were paid on 16 December 2009 and 17 March 2010 to the holders of ordinary shares or depositary receipts thereof registered on the Record Dates respectively 20 November 2009 and 12 February 2010 in one of the registers designated by the Board of Directors. Agenda item 3 – resolution Discharge of Executive Directors It is proposed that the Executive Directors in office in the 2009 financial year be discharged for the fulfilment of their task in the 2009 financial year. Agenda item 4 – resolution Discharge of Non-Executive Directors It is proposed that the Non-Executive Directors in office in the 2009 financial year be discharged for the fulfilment of their task in the 2009 financial year. Agenda items 5 to 15 (Re-)Appointment of Executive and Non-Executive Directors Biographical details concerning each of the proposed candidates for (re-)appointment can be found on pages 22 and 23 of the Unilever Annual Report and Accounts 2009, and also on our website at www.unilever.com/investorrelations Agenda item 5 – resolution Re-appointment of Executive Director Pursuant to Article 20, paragraph 1, of the Articles of Association, all Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Executive Director as set forth in the Articles of Association. In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to re-appoint as Executive Director: Mr P G J M Polman Agenda item 6 – resolution Appointment of Executive Director Jean-Marc Huët was appointed Chief Financial Officer of Unilever in February 2010. Pursuant to Article 19, paragraph 5, of the Articles of Association, it is proposed by the Board of Directors, following the recommendation made by the Nomination Committee, to appoint as Executive Director: Mr R J-M S Huët Nationality: Dutch. Age: 40. Jean-Marc joined Goldman Sachs International in 1993 as an Analyst before becoming an Associate in the Investment Banking Division. In 1999 he became Executive Director of Investment Banking Services. Jean-Marc joined Royal Numico N.V. as Chief Financial Officer and member of the Executive Board in 2003. In 2007 he took up the role of Senior Vice President and Chief Financial Officer of Bristol-Myers Squibb Company which he held until 2009. The Board believes that Jean-Marc’s experience in the corporate and financial world will be a great asset to the business. Agenda items 7 to 15 – resolutions Re-appointment of Non-Executive Directors Pursuant to Article 20, paragraph 1, of the Articles of Association, all Non-Executive Directors retire each year at the AGM as per the moment of appointment of at least one Non-Executive Director as set forth in the Articles of Association. In accordance with Article 19, paragraph 5, of the Articles of Asso ciation it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to re-appoint as Non-Executive Directors: 7. Professor L O Fresco 12. Mr K J Storm 8. Ms A M Fudge 13. Mr M Treschow 9. Mr C E Golden 14. Mr J van der Veer 10. Dr B E Grote 15. Mr P Walsh 11. Ms H Nyasulu The Board of Directors has determined that, in its judgement, all the Non-Executive Directors being proposed for re-appointment are independent. The Board of Directors is satisfied that all Non-Executive Directors being proposed for re-appointment continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook. Agenda item 16 – resolution Appointment of Non-Executive Director In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendation made by the Nomination Committee, to appoint as Non-Executive Director: The Rt Hon Sir Malcolm Rifkind MP Nationality: British. Age: 63. Sir Malcolm is a Member of Parliament for Kensington and Chelsea. In 1979 he was appointed a Parliamentary Under Secretary of State, at first in the Scottish Office and then transferred to the Foreign and Commonwealth Office, being promoted to Minister of State in 1983. Sir Malcolm was appointed a Queen’s Counsel in 1985, and became a member of the Cabinet in 1986 as Secretary of State for Scotland. In 1990 he became Secretary of State for Transport and in 1992 Secretary of State for Defence, and from 1995-97 he was Foreign Secretary. In 1997 he was knighted in recognition of his public service. Sir Malcolm is a Non-Executive Director of Aberdeen Asset Management plc, Adam Smith International and Continental Farmers’ Group Ltd. He is also on the Advisory Board of LEK Partnership. If elected a Director of Unilever, Sir Malcolm Rifkind will become a member of the Corporate Responsibility and Reputation Committee. The Board of Directors has determined that, in its judgement, Sir Malcolm Rifkind is independent and believes that with his broad background in international affairs he will be a valuable addition to the Board. His fee will consist of the basic Non-Executive Director fee of #eu#45,000 plus £31,000, which will include his membership in the Corporate Responsibility and Reputation Committee. Agenda item 17 – resolution The Management Co-Investment Plan This resolution seeks Shareholders’ approval for the introduction of the Management Co-Investment Plan (the “Plan”). The Plan will replace the existing Share Matching Plan that expires in 2011. More information on the Plan is set out in Appendix 1. It is proposed by the Board of Directors to approve the Management Co-Investment Plan. Unilever Chairman’s Letter and Notice of AGM 2010 5

Agenda item 18 – resolution Amendments to the performance conditions of the annual bonus This resolution seeks Shareholders’ approval for the proposed amendment to the annual bonus for Executive Directors. More information is set out in Appendix 1. It is proposed by the Board of Directors to approve the amendment to the performance conditions of the annual bonus for Executive Directors. Agenda item 19 – resolution Amendments to the performance conditions of long-term incentive arrangements This resolution seeks Shareholders’ approval for the proposed amendments to the long-term incentive arrangement. More information is set out in Appendix 1. It is proposed by the Board of Directors to approve the amendments to the performance conditions of the long-term incentive arrangements. Agenda items 20 and 21 Share capital restructuring Unilever attaches great value to good corporate governance. In so far as possible and practicable our arrangements comply with the Dutch corporate governance code. Under agenda items 20 and 21 it is proposed to restructure the Company’s share capital. More information is set out in Appendix 2. Agenda item 20 – resolution Capital reduction with respect to 4% cumulative preference shares against repayment and amendment of the Company’s Articles of Association Pursuant to Article 5, paragraph 1, of the Articles of Association, the 4% cumulative preference shares can be cancelled against repayment of the face value. This cancellation will be effected by amending the Articles of Association. It is proposed by the Board of Directors that: (i) the Articles of Association of the Company be amended and the Company’s capital be reduced in conformity with the draft prepared by De Brauw Blackstone Westbroek N.V., dated 31 March 2010; and (ii) in connection with this amendment of the Articles of Association, any and all Directors of the Company, any and all Company Secretaries and Deputy Secretaries and any and all lawyers practising with De Brauw Blackstone Westbroek N.V. be authorised to apply for the required ministerial declaration of no-objection and to execute the notarial deed of amendment to the Articles of Association. Agenda item 21 – resolution Authorisation of the Board of Directors to purchase 6% cumulative preference shares and 7% cumulative preference shares (and depositary receipts thereof) in the share capital of the Company This proposal relates to the possible purchase of 6% cumulative preference shares and 7% cumulative preference shares (and depositary receipts thereof). It is proposed that the Board of Directors be authorised, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, for the period running from 11 May 2010 until 11 November 2011 to cause the Company to purchase, either through purchase on a stock exchange or otherwise, any and all of its own 6% cumulative preference shares and 7% cumulative preference shares (and depositary receipt thereof) on the following terms: (i) the purchase price, excluding expenses and interest, for each 6% cumulative preference share (each in the form of one share or ten sub-shares) is not lower than #eu#0.01 (one eurocent) and not higher than #eu#575.50 plus a compensation for accrued dividend (in relation to the relevant financial year) until the date of repurchase; and (ii) the purchase price, excluding expenses and interest, for each 7% cumulative preference share (each in the form of one share or ten sub-shares or depositary receipts thereof) is not lower than #eu#0.01 (one eurocent) and not higher than #eu#671.40 plus a compensation for accrued dividend (in relation to the relevant financial year) until the date of repurchase. Agenda item 22 – resolution Authorisation of the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company Renewal of this authority is sought at the AGM each year. The Board of Directors believes that it is advantageous for the Company to have the flexibility to purchase its own shares. The authorisation will only be used when the Board of Directors consider that such purchases would increase earnings per share and would be in the best interests of the Company and all Shareholders generally. It is proposed to authorise the Board of Directors, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, for the period running from 11 May 2010 until 11 November 2011 to cause the Company to purchase, either through purchase on a stock exchange or otherwise, its own ordinary shares or depositary receipts thereof with a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2009 at a purchase price per share or depositary receipt thereof, excluding expenses, not lower than #eu#0.01 (one eurocent) and not higher than 10% above the average of the closing price of the shares on the NYSE Euronext stock exchange in Amsterdam for the five business days before the day on which the purchase is made. Agenda item 23 – resolution Capital reduction with respect to ordinary shares and depositary receipts thereof held by the Company in its own share capital It is proposed that the AGM resolve to reduce the issued share capital through cancellation of ordinary shares and depositary receipts thereof. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2009. Only ordinary shares held by the Company or for which the Company holds depositary receipts may be cancelled. Shares that the Company holds in treasury for hedging share (option) plans will not be cancelled. The number of shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time the amount of the capital reduction will be stated in the resolution of the Board of Directors that shall be filed at the Chamber of Commerce in Rotterdam. Agenda item 24 – resolution Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company Renewal of this authority is sought at the AGM each year. It is proposed to designate the Board of Directors as the company body, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code to resolve to issue – or to grant rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to Shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions. There is no current intention to use this authority. The authority sought from the AGM is for the period running from 11 May 2010 until 11 November 2011. Agenda item 25 – resolution Appointment of Auditors charged with the auditing of the Annual Accounts for the 2010 financial year Pursuant to Article 34, paragraph 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year. It is proposed that, in accordance with Article 393 of Book 2 of the Netherlands Civil Code, PricewaterhouseCoopers Accountants N.V. be appointed to audit the Annual Accounts for the 2010 financial year. 6 Unilever Chairman’s Letter and Notice of AGM 2010

Information about attending the Annual General Meeting 2010 The Annual General Meeting of Shareholders is to be held on Tuesday 11 May 2010 at 10.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam. Record date Admission to the AGM and voting rights The Board of Directors has determined that holders of shares or depositary receipts on Tuesday 20 April 2010, after closing of the books (the “Record Date”) and who are registered as such in one of the registers designated by the Board of Directors, have the right to attend the AGM and exercise their voting rights in accordance with the number of shares or depositary receipts held at the Record Date. No blocking As a consequence of the Record Date the Affiliated Institutions of Euroclear Nederland have been instructed not to block shares or depositary receipts, as of Tuesday 20 April 2010. Holders of shares or depositary receipts held via the giro system Attendance instructions Holders of shares or depositary receipts who wish to attend the AGM either in person or by proxy (see under ‘Proxies’), can notify their bank or broker, until Tuesday 4 May 2010 at 5.00pm at the latest. The bank or broker will inform RBS who will send an admission ticket for the AGM by post or by e-mail to the notified holders of shares or depositary receipts. Proxies Holders of shares or depositary receipts who wish to have themselves represented at the AGM by a proxy holder appointed by them, must register in accordance with what is described above and deposit a written power of attorney. For this purpose, they can use the power of attorney printed on the admission ticket or the power of attorney available on www.unilever.com/AGM Voting instructions Holders of shares or depositary receipts who are unable to attend the AGM in person and wish to participate in the voting process can render their voting instructions electronically via www.rbs.com/evoting By doing so voting instructions are given to Mr M.J. Meijer cs Notarissen, in Amsterdam, to cast their vote at the AGM. Voting instructions will be kept confidential and can be given until Tuesday 4 May 2010 at 5.00pm at the latest. Holders of shares or depositary receipts participating in the Shareholders’ Communication Channel can cast their vote electronically via www.proxyvote.nl using the 12-digit code printed on the voting instruction form they receive via the Shareholders’ Communication Channel. Alternatively, they can return a completely filled-in voting instruction form to the address stated on it. In both cases the voting instructions must be received Tuesday 4 May 2010 at 5.00pm at the latest. Unilever Trust Office Holders of depositary receipts who either in person or by proxy attend the AGM will automatically receive from the Foundation Unilever N.V. Trust Office a proxy in accordance with the conditions of administration of these depositary receipts. Holders of registered shares registered in the Shareholders’ register Holders of registered shares will be approached individually in writing, by ANT Trust & Corporate Services N.V. (”ANT”). A written notification to attend the Meeting, a completely filled-in voting instruction form or a written power of attorney must be received by ANT by Tuesday 4 May 2010 at 5.00pm at the latest. Identification We kindly request you to bring a valid proof of identity to the AGM. Route description A detailed route description can be found on our website, www.unilever.com/AGM and is available upon request by sending an e-mail to CSECNV@unilever.com Unilever Chairman’s Letter and Notice of AGM 2010 7

Appendix 1 – Agenda items 17, 18 and 19 The Company is proposing to make certain changes to its management remuneration arrangements. The Board of Directors believes that these changes are essential to the successful delivery of the Company’s ambitious growth strategy. The proposed changes are all designed to further increase the focus of senior management on the goals which will allow the Company to win in the marketplace and to increase shareholder value. The changes are all part of the Company’s desire to place greater emphasis on pay for performance and to enhance the performance culture of the Company. The changes comprise of three elements: a new Management Co-Investment Plan replacing the Share Matching Plan under which the Company may offer selected groups of managers the opportunity to invest up to 60% of their annual cash bonus in Unilever shares and receive a corresponding award of shares which vest after three years subject to the satisfaction of stretching performance conditions. Vesting levels will be between 0% and 200%. Under the Share Matching Plan no performance conditions applied (agenda item 17); changing the performance conditions of the annual bonus for Executive Directors to bring their performance conditions in line with those for others (please see the Directors’ Remuneration Report for further information) (agenda item 18); and changing the performance conditions of the Global Share Incentive Plan to align the conditions with key strategic drivers for shareholder value (please see the Directors’ Remuneration Report for further information) (agenda item 19). The changes should also be assessed in the context of the following: there will be no change to the levels of remuneration for Executive Directors; base salaries remain frozen for the second year in a row for Executive Directors and senior management; from 2010, payments made to participants in Unilever’s variable pay arrangements will be subject to a claw back arrangement in the event of a significant downward revision of results, which will operate, if necessary, after the awards have been allocated; with effect from 1 January 2010, the shareholding commitment is increased from 150% to 400% base salary for the Chief Executive Officer, from 150% to 300% base salary for other Executive Directors and the members of the Unilever Executive (the “UEx”) and from 50% to 150% base salary for the management layer below the UEx (“top 100”); an independent third party firm has reviewed the new performance conditions for the Global Share Incentive Plan from 2010, that also apply to our new Management Co-Investment Plan and has confirmed that, where comparison can be made, the new measures are no easier to satisfy; and Total Shareholder Return (“TSR”), one of the performance conditions under the new Management Co-Investment Plan and the Global Share Incentive Plan will apply to Executive Directors, the UEx and the top 100. Agenda item 17 To approve the Management Co-Investment Plan 1. Introduction The Management Co-Investment Plan (the “Plan”) is being introduced to support Unilever’s drive for profitable growth by encouraging Unilever’s managers to take a greater financial interest in the performance of Unilever and the value of Unilever shares over the long-term. The principal terms of the Plan are set out below. The Plan will replace the Share Matching Plan that allows participants to invest up to 25% of their annual bonus earned in Unilever N.V. and/ or Unilever PLC (the “Company”). They then, subject to maintaining the investment and remaining in employment, receive a matching award of shares at the end of three years without further performance conditions. The Plan allows participants to invest up to 60% of their annual bonus in shares in the Company (“Investment Shares”) for three years and to receive a corresponding award of performance related shares (the “Award”) which vest after three years, subject to the satisf action of stretching performance conditions. Vesting levels will be between 0% and 200%. The minimum requirement for Executive Directors, the UEx and the top 100 to invest 25% of their annual bonus in the Company’s shares remains unchanged. Although Executive Directors will be eligible, technically, to participate in the Plan, the Remuneration Committee has decided to exclude Executive Directors from the Plan, at least for the first year of its operation in 2011, given the additional alignment provided through the amended Global Share Incentive Plan performance conditions and the increased share ownership requirements. 2. Eligibility Employees (including Executive Directors) of the Group may be selected to participate in the Plan, subject to any selection criteria that the Board of Directors of the Company or an authorised committee (the “Board”) may set. Unless special circumstances exist, employees who have given or received notice of termination of employment will not be eligible. 3. Operation It is intended that the Plan will first be operated in 2011 in respect of bonuses relating to the 2010 financial year. Under the rules, the Plan may be operated within six weeks of Shareholder approval, and thereafter, normally within six weeks of the announcement of the Company’s results for any period. No Awards may be granted after the tenth anniversary of the Plan’s approval by Shareholders. 4. Terms of Awards Awards will usually vest three years after grant subject to continued employment, maintaining the Investment Shares and the satisfaction of performance conditions. Vesting levels will be between 0% and 200%. 5. Performance conditions The performance conditions are: underlying sales growth*; underlying operating margin improvement*; operating cash flow; and relative total shareholder return. The TSR performance condition only applies to Executive Directors, the UEx and the top 100. The Board may from time to time decide to apply TSR to other managers as well. * The minimum of the performance range for both underlying sales growth and underlying operating margin improvement must be reached before any shares subject to either metric can vest. 6. Claw back A claw back provision is included in the Plan. Arrangements will be reclaimed or ‘clawed back’ after the Awards have been allocated and/or the vested shares have been issued or transferred to the participants in the event of a significant downward revision of results. 7. Discretion Upon vesting of the Award, the Board shall have the discretionary power to adjust the value of the Award downwards if the Award, in the Board’s opinion taking all circumstances into account, produces an unfair result. The Board will only adjust the value of a vesting Award upwards after obtaining Shareholder consent. 8. Leavers Awards will normally lapse when a participant ceases to be employed by the Company or any of its subsidiaries. However, if employment ends because of ill health, injury, disability, retirement, redundancy, death, sale of the employing company or business or for any other reason determined by the Board, the Awards will vest in the 8 Unilever Chairman’s Letter and Notice of AGM 2010

normal way subject to the satisfaction of performance conditions, unless the Board decides in its discretion to accelerate vesting. The number of shares vesting will be time pro rated, unless the Board decides otherwise. 9. Takeovers and restructurings If there is a takeover, scheme of arrangement, merger or other corporate reorganisation of the Company, participants may be required or may be allowed to exchange their Awards for equivalent awards over shares in the acquiring company. If the Awards are not exchanged, they will immediately vest to the extent that the performance conditions have been satisfied as at the time of the event. The Board may decide that the number of shares vesting will be pro rated to reflect the acceleration of vesting. 10. Internal reconstruction and demerger In the event of an internal reconstruction or reorganisation, participants will be required to exchange their Awards for equivalent awards over shares in the new parent company or companies as determined by the Board. The Board may amend or waive any performance condition as it considers appropriate. If there is a demerger or other transaction which may affect the current or future value of an Award, the Board may allow an Award to vest subject to any conditions it decides to impose. 11. Dilution limits In any 10 year period, not more than 10% of the issued ordinary share capital of the Company may be issued or committed to be issued under the Plan and all other employee share plans operated by the Company. In addition, in any 10 year period, not more than 5% of the issued ordinary share capital of the Company may be issued or committed to be issued under the Plan and all other discretionary share plans adopted by the Company. If shares are transferred from Treasury to satisfy Awards, these will also be counted towards the dilution limits for as long as it is required by the ABI (Association of British Insurers) guidelines which are considered to best practice. 12. Variations If there is a variation in the share capital of the Company, a change in the certification of Unilever N.V. shares, a demerger, a special dividend or any other corporate event affecting the value of an Award, the Board may adjust the number or class of shares subject to the Award as it considers appropriate. 13. Amendment of the Plan The rules of the Plan may be amended by the Remuneration Committee of the Board at any time. However, prior Shareholder approval will be required to amend certain provisions if the amendments are to the advantage of participants. These provisions relate to: eligibility; individual and Plan limits; rights attaching to Awards and the shares; rights in the event of a variation of the share capital of the Company; or the amendment power itself. Shareholder approval is not required to make minor amendments to facilitate the administration of the Plan, to comply with proposed or existing legislation, to take account of any changes to legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment of the Company and any of its subsidiaries or any present or future participant in the Plan. 14. Other provisions Participants will not have dividend or voting rights in respect of shares subject to an Award until the Award has vested and the shares have been issued or transferred to the participant. On vesting, participants may receive a payment in shares or cash equal to the value of dividends which would have been payable on the vested shares during the vesting period. Any shares issued to satisfy Awards under the Plan or purchased as Investment Shares will rank equally with shares of the same class in issue on the date of allotment except in respect of rights by reference to a prior record date. Awards under the Plan are not pensionable. The main differences between the Share Matching Plan and the Management Co-Investment Plan are summarised in the table below: Feature Performance conditions Over three years: No further performance conditions attached underlying sales growth*; to vesting. underlying operating margin improvement*; operating cash flow; and relative total shareholder return**. * The minimum of the performance range for both metrics must be reached before any shares subject to either metric can vest. ** Applies to Executive Directors, the UEx and the top 100. Individual investment Up to 60% of annual bonus. Up to 25% of annual bonus. Mandatory investment 25% of annual bonus for Executive Directors, 25% of annual bonus for Executive Directors, the UEx and the top 100. the UEx and the top 100. Number of vesting shares Between 0% and 200% depending on 1 for 1 without performance conditions. satisfying performance conditions. Vesting conditions Over three years: Over three years: achieve stretching performance goals which maintain investment; and condition absolute and relative performance; stay with Unilever. maintain investment; and stay with Unilever. Risk and claw-back Vested Awards under the Plan will be subject N/A to ‘claw back’ after the Awards have been allocated and/or the vested shares have been issued or transferred to the participants, in the event of a significant downward revision of results. The Board is also satisfied that Unilever’s existing risk management processes provide the necessary checks and balances. Unilever Chairman’s Letter and Notice of AGM 2010 9

Agenda item 18 Amendments to the performance conditions of the annual bonus The only changes to the annual bonus that are proposed relate to the performance conditions for Executive Directors. The structure in every other respect and the levels remain in accordance with our current policy. For several years the performance conditions have been: underlying sales growth; trading contribution; and individual strategic business targets. It is proposed to change the performance conditions to three new conditions from 2010 onwards. The new conditions are central to Unilever’s business strategy and drive increasing standards of performance. This brings the Executive Directors performance conditions in line with those for the other managers in Unilever. The new proposed conditions are: underlying volume growth; underlying operating margin improvement; and trade working capital improvement. Agenda item 19 Amendments to the performance conditions of long-term incentive arrangements It is proposed to change the current performance conditions of grants as from 2010 onwards under the Global Share Incentive Plan (“GSIP”) for all participants. This includes the grant made in 2009 and, if the Remuneration Committee so resolves, the grant made in 2008, for the years as from 2010. Since the introduction of the GSIP in 2007, the performance conditions have been: underlying sales growth; ungeared free cash flow performance; and total shareholder return. It is proposed to change the performance conditions to the following performance conditions*: underlying sales growth (unchanged); operating cash flow (new condition); underlying operating margin improvement (new condition); and relative total shareholder return (unchanged)**. * These performance conditions are identical to the performance conditions of the Management Co-Investment Plan. ** With a revised reference group and it applies to Executive Directors and the UEx as well as the top 100. The structure of vesting will remain the same as for previous awards except that for Executive Directors and the Uex the four measures will be equally weighted. In addition, the conditions underlying sales growth and underlying operating margin improvement must reach the minimum of the performance range for both metrics before any shares subject to either metric can vest. At the end of the three-year performance period the Remuneration Committee will also assess Unilever’s performance against the internal conditions relative to the performance of peer group companies. Dividends will also be re-invested in respect of the shares under award but will only be paid out to the extent that the underlying shares vest. With respect to the GSIP awards made in 2009, these performance conditions will apply to the years of the performance period that have yet to be completed. This means that the original performance conditions will apply for 2009 and the updated performance conditions for 2010 and 2011. The same applies mutatis mutandis should the Remuneration Committee resolve to apply the new performance conditions to the GSIP awards made in 2008. The Remuneration Committee is satisfied that the new conditions are no easier to satisfy. This is confirmed by an independent third party. 10 Unilever Chairman’s Letter and Notice of AGM 2010

Appendix 2 – Agenda items 20 and 21 Unilever attaches great value to good corporate governance. In so far as is possible and practicable our arrangements comply with the Dutch corporate governance code. The Company’s share capital includes 4%, 6% and 7% cumulative preference shares (hereinafter referred to as the ”4% Cumprefs”, ”6% Cumprefs” and ”7% Cumprefs” respectively) issued between 1927 and 1964. These shares represent approximately 0.4% of the issued and outstanding share capital (in terms of economic value), whilst granting the holders thereof approximately 30% of the voting rights in our shareholders’ meeting. This is caused by a provision of Dutch company law that voting rights are based on the nominal value of a share. The proposed restructuring intends to more closely align the Company’s share capital to the Dutch corporate governance code’s best practices. Best practice provision IV.1.2 of the Dutch corporate governance code provides that the voting rights of financing preference shares shall, in any event at issuance, be based on the fair value of the capital contribution (and not on their nominal value). The purpose of the restructuring is to reduce as much as possible the number of shares with disproportionate voting rights. The proposal achieves this by eliminating all issued and outstanding 4% Cumprefs and by reducing the number of 6% Cumprefs and 7% Cumprefs (and depositary receipts thereof) in circulation. Cancellation of the 4% Cumprefs reduces the voting rights of the outstanding cumulative preference shares to approximately 23% of total voting rights. The proposal comprises of two components: (i) cancellation of the 4% Cumprefs and an amendment of the Company’s Articles of Association and the repayment of the face value of the 4% Cumprefs (agenda item 20); and (ii) purchase by the Company of any tendered 6% Cumprefs and 7% Cumprefs (and depositary receipts thereof) in a public offer procedure (agenda item 21). The public offer as such does not require shareholder approval, but the purchase by the Company of 6% Cumprefs and 7% Cumprefs (and depositary receipts thereof) as key element thereof does. The Company intends to launch the tender offer shortly after the AGM. It is expected that the tender offer will be open for a period of two months. The total offer value amounts to approximately #eu#112,000,000 and offers an attractive premium on a per share basis to those shareholders tendering their shares in the tender offer. Agenda item 20 – resolution Capital reduction with respect to 4% cumulative preference shares against repayment and amendment of the Company’s Articles of Association This agenda item entails a capital reduction through cancellation of the 4% Cumprefs against repayment and amendment of the Articles of Association. No separate resolution by the meeting of holders of 4% Cumprefs is required. Therefore, only the vote of the AGM will be taken for the resolution to amend the Articles of Association of the Company and to reduce the capital. The cancellation of the issued 4% Cumprefs will be realised against repayment of their face value. Pursuant to Article 5.1 of the Company’s Articles of Association (in summary) the face value amount to be repaid is the nominal value of each 4% cumulative preference share (#eu#42.86) plus the difference between that nominal value and the original nominal value of 100 Dutch Guilders (converted into euro in accordance with the official conversion rate) which the 4% Cumprefs had until their redenomination in euro. This means that #eu#45.37802 is to be repaid for each 4% cumulative preference share that is cancelled. In addition, the Company will pro-rata per 4% cumulative preference share pay compensation for accrued dividend (in relation to the relevant financial year) until the date of cancellation. The Board of Directors has in accordance with Article 39 of the Company’s Articles of Association resolved to distri bute such dividend compensation amount on each 4% cumulative preference share subject to the AGM adopting the resolution as proposed in this agenda item 20. Cancellation of the 4% Cumprefs and subsequent payment will take place after the observance of a two-month creditor opposition period in accordance with Article 100, paragraph 5 of Book 2 of the Netherlands Civil Code. Payment will take place substantially in the same manner in which the Company used to make (interim) dividends on 4% Cumprefs available. The total amount payable to each shareholder will be rounded in decimals on a “per shareholder” basis. Because the cancellation of the 4% Cumprefs and the amendment of the Articles of Association constitute coinciding steps, the Board of Directors will determine the timing of implementation of the resolution if adopted. Agenda item 21 – resolution Authorisation of the Board of Directors to purchase 6% cumulative preference shares and 7% cumulative preference shares (and depositary receipts thereof) in the share capital of the Company This agenda item relates to the possible purchase of 6% Cumprefs and 7% Cumprefs (and depositary receipts thereof). At the annual general meeting of shareholders of the Company held on 14 May 2009 a resolution was adopted to authorise the Board of Directors to cause the Company to purchase shares in the capital of the Company and depositary receipts thereof. That authorisation is insufficient to give effect to the purchase of 6% Cumprefs and 7% Cumprefs (and depositary receipts thereof). It is proposed that the Board of Directors be authorised, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, for the period running from 11 May 2010 until 11 November 2011 to cause the Company to purchase, either through purchase on a stock exchange or otherwise, any and all of its own 6% Cumprefs and 7% Cumprefs (and depositary receipts thereof) on the following terms: (i) the purchase price, excluding expenses and interest, for each 6% cumulative preference share (each in the form of one share or ten sub-shares) is not lower than #eu#0.01 (one eurocent) and not higher than #eu#575.50 plus a compensation for accrued dividend (in relation to the relevant financial year) until the date of repurchase; and (ii) the purchase price, excluding expenses and interest, for each 7% cumulative preference share (each in the form of one share or ten sub-shares or depositary receipts thereof) is not lower than #eu#0.01 (one eurocent) and not higher than #eu#671.40 plus a compensation for accrued dividend (in relation to the relevant financial year) until the date of repurchase. The #eu#575.50 and #eu#671.40 amounts for the purchase prices, excluding compensation for accrued dividend, for the 6% Cumprefs and 7% Cumprefs respectively, have been determined by comparing these shares with their fixed dividend percentages to bonds. This is a commonly used method for determining the value of preference shares. The amounts proposed have been determined by comparing the fixed dividend coupon of these preference shares to the appropriate benchmark bonds. This is a commonly used method for determining the value of fixed income securities such as the preference shares. The amounts proposed reflect, inter alia, the Unilever N.V. corporate credit rating, the perpetual nature of the preference shares and their position in the Unilever N.V. capital structure. The Company intends to gradually cancel the purchased 6% Cumprefs and 7% Cumprefs, as well as 7% Cumprefs of which depositary receipts have been purchased, depending on the number of 6% Cumprefs and 7% Cumprefs (and depositary receipts thereof) still in issue after settlement of the offer. The Company undertakes not to re-issue any purchased 6% Cumprefs or 7% Cumprefs (and depositary receipts thereof) to a third party. Unilever Chairman’s Letter and Notice of AGM 2010 11

Unilever N.V. Weena 455, PO Box 760 3000 DK Rotterdam The Netherlands T +31 (0)10 217 4000 F +31 (0)10 217 4798 www.unilever.com